Exhibit 6

Grown Rogue Reports Second Quarter 2024 Results

●	Recorded record quarterly revenue of $7.7M compared to $6.3M in the three months ended July 31, 2023, an increase of 23%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $1.2M compared to $1.9M in the three months ended July 31, 2023, a decrease of 38%, related largely to an increased ramp of SG&A spending in preparation for the launch of New Jersey in 2H 2024 and one-time royalty and consulting payments to our Michigan partner only incurred in 2024

●	Free Cash Flow[1] (FCF) of $0.9M, after accounting for $1.0M in cash advances to fund construction in New Jersey cultivation facility

●	Received Licensing Approval in New Jersey and closed Option 1 to Acquire 44% of ABCO Garden State, LLC (“ABCO”), the Company’s New Jersey operation

●	Increased ownership of Michigan operations to 80%

●	Reduced outstanding debt by $1.75M through the proactive conversion of outstanding convertible debentures not due until 2027, decreasing the Company’s ongoing annual cash interest by $0.2M

Medford, Oregon, August 27, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to report its second quarter 2024 results for the three months ended June 30, 2024. The comparison period for 2023 is the three months ended July 31, 2023, due to the recent fiscal year-end change from October 31 to December 31. All financial information is provided in U.S. dollars unless otherwise indicated.

Second Quarter 2024 Financial Summary ($USD Millions)

Second Quarter 2024 Summary	2024	2023*	+/- %
Revenue	$7.7	$6.3	+23%
aEBITDA	$2.5	$2.1	+21%
aEBITDA %	32.7%	33.2%	-50 bps
OCF (Before Changes in WC)	$1.2 [1]	$1.9	-38%
OCF %	14.9%	29.5%	-1460 bps

*	Comparable 2023 data is May-July due to the fiscal year end change

1)	Includes $0.5M in one-time consulting and royalty fees only incurred in 2024

Management Commentary

“This was another exciting quarter for Grown Rogue with record revenue and aEBITDA showing the continued execution by our team. We continue to see strong sell-through, record indoor production in both yield and revenue, continued consumer loyalty with our existing products, and strong consumer response to our new, branded pre-rolls – moderated somewhat by market pricing softness in Oregon and Michigan in the quarter. We want to thank our customers who are continuing to find value in our oﬀerings, and we strongly believe that high-quality, low-cost cannabis cultivation, that delights consumers, is a protectable moat when done at the proper scale,” said Obie Strickler, CEO of Grown Rogue.

“We had a decline in our operating cash flow before changes in working capital, which was largely attributable to the ramp of SG&A spending in advance of launching New Jersey and some royalty and consulting payments to our Michigan partner that were only incurred this year. We maintain a strong balance sheet with a positive working capital position, minimal debt, and suﬃcient cash to fund our near-term plan, so we continue to be well positioned to take advantage of new market opportunities.

Our primary growth drivers in 2024 and 2025 continue to be our expansion efforts in New Jersey and Illinois. We expect sales in New Jersey in the fourth quarter of this year and will have an update on the specific timing very soon. Illinois design and engineering is underway, and we are targeting sales starting in the second half of 2025. Our plan for expansion remains one new market every 9 to 12 months, but we are only going to swing at the fat pitches,” continued Mr. Strickler.

“I want to personally thank all of our customers, the entire Grown Rogue team, and our supportive shareholders for each doing their part to help Grown Rogue achieve our goal of becoming the first nationally recognized craft cannabis company in the U.S.”

Oregon Market Highlights ($USD Millions)

Oregon	Q2 2024	Q2 2023*	+/- %
Revenue	3.7	3.2	+13%
aEBITDA	1.1	1.1	+2%
aEBITDA Margin %	31.3%	34.6%	-330 bps

*	2023 data is May-July

Michigan Market Highlights ($USD Millions)

Michigan	Q2 2024	Q2 2023*	+/- %
Revenue	3.5	2.8	+22%
aEBITDA	1.6	1.3	+18%
aEBITDA Margin %	45.6%	47.1%	-150 bps

*	2023 data is May-July

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

Consolidated Statements of Financial Position	June 30, 2024	December 31, 2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	7,521,886	6,804,579
Accounts receivable	2,337,007	1,642,990
Biological assets	1,700,167	1,723,342
Inventory	3,839,952	5,021,290
Prepaid expenses and other assets	527,937	420,336
Notes receivable	2,016,422	-
Total current assets	17,943,371	15,612,537
Property and equipment	9,354,186	8,820,897
Notes receivable	4,325,033	2,449,122
Warrants asset	3,717,688	1,761,382
Intangible assets and goodwill	725,668	725,668
Deferred tax asset	391,465	246,294
Other investments	2,034,782	-
TOTAL ASSETS	38,492,193	29,615,900
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,828,943	1,358,962
Current portion of lease liabilities	724,742	925,976
Current portion of long-term debt	608,929	780,358
Current portion of business acquisition consideration payable	1,904,649	360,000
Derivative liability[1]	13,800,806	7,471,519
Income tax payable	1,640,850	873,388
Convertible debentures[2]	1,964,092	-
Total current liabilities	22,473,011	11,770,203
Lease liabilities	1,657,353	1,972,082
Long-term debt	1,615,972	82,346
Convertible debentures	-	2,459,924
Business acquisition consideration payable	1,277,233	-
TOTAL LIABILITIES	27,023,569	16,284,555
EQUITY
Share capital	37,114,080	24,593,422
Contributed surplus	8,142,520	8,186,297
Accumulated other comprehensive loss	(115,941)	(108,069)
Accumulated deficit	(34,784,564)	(20,353,629)
Equity attributable to shareholders	10,356,095	12,318,021
Non-controlling interests	1,112,530	1,013,324
TOTAL EQUITY	11,468,625	13,331,345
TOTAL LIABILITIES AND EQUITY	38,492,193	29,615,900

1)	Represents derivative liability associated with the fair valuation of the outstanding convertible debentures and is a non-cash liability, settleable in equity upon conversion
2)	Face value of outstanding convertible debentures as of June 30, 2024 is $4,350,000

Consolidated Statements of Comprehensive Income (Loss)	Three months ended June 30, 2024	Three months ended July 31, 2023
	$	$
Revenue
Product sales	7,109,563	6,076,652
Service revenue	608,566	219,065
Total revenue	7,718,129	6,295,717
Cost of goods sold
Cost of finished cannabis inventory sold	(3,567,522)	(3,047,971)
Costs of service revenue	(59,632)	(99,212)
Gross profit, excluding fair value items	4,090,975	3,148,534
Realized fair value loss amounts in inventory sold	(1,020,633)	(585,392)
Unrealized fair value gain on growth of biological assets	305,250	583,879
Gross profit	3,375,592	3,147,021
Expenses
Amortization of property and equipment	211,293	196,363
General and administrative	3,008,543	1,641,725
Share option expense	28,186	97,672
Total expenses	3,248,022	1,935,760
Income from operations	127,570	1,211,261
Other income and (expense)
Interest expense	(79,636)	(91,623)
Accretion expense	(378,404)	(234,028)
Other income	191,834	13,566
Unrealized loss on derivative liability	(7,546,164)	(472,970)
Unrealized gain on warrants asset	663,459	-
Loss on disposal of property and equipment	-	-
Total expense, net	(7,148,911)	(785,055)
Gain (loss) from operations before taxes	(7,021,341)	426,206
Income tax	(552,481)	(80,718)
Net income (loss)	(7,573,822)	345,488
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(5,132)	4,227
Total comprehensive income (loss)	(7,578,954)	349,715
Gain (loss) per share attributable to owners of the parent – basic	(0.04)	0.00
Weighted average shares outstanding – basic	210,438,579	170,832,611
Gain per share attributable to owners of the parent –diluted	0.01	0.00
Weighted average shares outstanding – diluted	243,741,268	170,832,611
Net income (loss) for the period attributable to:
Non-controlling interest	109,472	75,837
Shareholders	(7,683,294)	269,651
Net income (loss)	(7,573,822)	345,488
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	109,472	75,837
Shareholders	(7,688,426)	273,878
Total comprehensive income (loss)	(7,578,954)	349,715

Consolidated Statements of Cash Flows	Six months ended June 30, 2024	Six months ended July 31, 2023
	$	$
Operating activities
Net income (loss)	$(11,739,521)	$757,467
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	466,345	264,183
Amortization of property and equipment included in costs of inventory sold	1,004,759	992,366
Unrealized fair value gain amounts on growth of biological assets	(708,664)	(1,003,753)
Realized fair value loss amounts in inventory sold	1,948,112	1,222,455
Deferred income taxes	(145,171)	-
Share option expense	84,371	191,715
Accretion expense	760,067	433,801
Loss on disposal of property and equipment	2,177	-
Unrealized loss on fair value of derivative liability	13,206,204	679,322
Unrealized gain on warrants asset	(1,956,306)	-
Currency translation loss	(7,872)	2,337
Loss on acquisition of non-controlling interest paid in shares	-	64,360
	2,914,501	3,604,253
Changes in non-cash working capital	425,091	(784,047)
Net cash provided by operating activities	3,339,592	2,820,206

Investing activities
Purchase of property and equipment and intangibles	(527,811)	(699,340)
Cash advances and loans made to other parties	(3,814,868)	-
Payments of acquisition payable	(362,453)	-
Repayment of NJ Retail promissory note	250,000
Equity investment in ABCO Garden State LLC	(1,784,782)
Other Investment		(211,041)
Net cash used in investing activities	(6,239,914)	(910,381)

Financing activities
Proceeds from convertible debentures	-	5,000,000
Proceeds from warrants exercises	4,657,460	-
Proceeds from options exercises	195,608	-
Proceeds from sale of membership units of subsidiary	600,000	-
Payment of equity and debt issuance costs	(126,914)	-
Repayment of long-term debt	(714,304)	(869,855)
Repayment of convertible debentures	(337,203)	(90,000)
Payments of lease principal	(657,018)	(955,248)
Net cash provided by (used in) financing activities	3,617,629	3,084,897

Change in cash and cash equivalents	717,307	4,994,722
Cash and cash equivalents, beginning	6,804,579	3,488,046
Cash and cash equivalents, ending	$7,521,886	$8,482,768

SEGMENTED aEBITDA	6 months ended June 30, 2024
	Oregon	Michigan	Services	Corporate	Consolidated
Revenue	$6,707,566	$6,673,302	$874,236	$117,499	$14,372,603
Costs of revenue, excluding fair value adjustments	(3,676,346)	(2,663,862)	(159,700)	-	(6,499,908)
Gross profit (loss) before fair value adjustments	3,031,220	4,009,440	714,536	117,499	7,872,695
Net fair value adjustments	(856,581)	(382,868)	-		(1,239,449)
Gross profit	2,174,639	3,626,572	714,536	117,499	6,633,247
Operating expenses:
General and administration	1,376,014	1,594,733	-	2,057,120	5,027,867
Depreciation and amortization	57,916	363,991	-	44,438	466,345
Share based compensation	-	-	-	84,371	84,371
Other income and expense:
Interest and accretion	(141,160)	(45,052)	-	(743,179)	(929,391)
Loss on disposal or property and equipment	(2,177)	-	-	-	(2,177)
Unrealized (loss) gain on derivative liability	-	-	-	(13,206,204)	(13,206,204)
Unrealized (loss) gain on warrants asset	-	-	-	1,956,307	1,956,307
Other income and expense	190	-	-	310,094	310,284
Net income (loss) before tax	597,562	1,622,796	714,536	(13,751,412)	(10,816,517)
Tax	22	808,199	-	114,785	923,006
Net income after tax	597,540	814,597	714,536	(13,866,197)	(11,739,523)

EBITDA	Oregon	Michigan	Services	Corporate	Consolidated
Net FV adjs	856,581	382,868			1,239,449
Depreciation in COGS	654,476	350,283			1,004,759
Depreciation expense	57,916	363,990		44,439	466,345
Share comp	-	-	-	84,371	84,371
Unrealized derivative	-	-	-	13,206,204	13,206,204
Loss on disposal of property plant and equipment	2,177	-	-		2,177
Unrealized warrants asset	-	-	-	(1,956,307)	(1,956,307)
Interest and accretion	141,160	45,051	-	743,180	929,391
Income tax	22	808,199	-	114,785	923,006
EBITDA before one-time adj.	2,309,872	2,764,988	714,536	(1,629,525)	4,159,872
Add back to EBITDA:
Costs associated with acquisition of Golden Harvests		208,000		280,000	488,000
New production location startup costs				154,628	154,628
Non-recurring legal and transaction costs				177,641	177,641
aEBITDA	$2,309,872	$2,972,988	$714,536	($1,017,256)	$4,980,141
Adjusted EBITDA margin %	34.4%	44.6%	81.7%		34.7%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures and expansion related advances
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non- IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital eﬃcient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse eﬀects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to diﬀer materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to diﬀer materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Oﬃcer

obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662